SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C.

                                   FORM U-6B-2

                           Certificate of Notification

                              Filed by a registered
                               holding company or
                               subsidiary thereof
                                pursuant to Rule
                               20(d) adopted under
                               the Public Utility
                               Holding Company Act
                                    of 1935.

                        South Carolina Fuel Company, Inc.
                                  (the Company)

      This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

     1. Type of security or securities.

           364-Day Credit Agreement for a revolving credit facility

     2. Issue, renewal or guaranty.

            Renewal

     3. Principal amount of each security.

           The principal amount of the security will vary over time as borrowings are made but shall not exceed in the aggregate $125 million at any one time outstanding.

     4. Rate of interest per annum of each security.

           (i) LIBOR rate for the period plus the Applicable Percentage or (ii) the higher of (a) the Federal Funds rate plus 1/2 of 1% and (b) the publicly announced Prime Rate as denominated and set by Wachovia Bank, as Agent. The Applicable Percentage is based on the long-term senior unsecured debt rating of South Carolina Electric & Gas Company and ranges from 0.375% to 1.5%.

     5. Date of issue, renewal or guaranty of each security.

           December 16, 2003

     6. If renewal of security, give date of original issue.

           December 17, 2002

     7. Date of maturity of each security.

           December 14, 2004

     8. Name of persons to whom each security was issued, renewed or guaranteed.

           Wachovia Bank, National Association; Bank of America, N.A.; SunTrust
            Bank; Regions Bank; Branch Banking and Trust Co. of South Carolina; Carolina First Bank as lenders with Wachovia Bank, National Association as administrative agent.



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     9. Collateral given with each security, if any.

            Secured by a first priority security interest in nuclear fuel, fossil fuel and SO2 emission allowances all inventories of the Company per Security Agreements dated December 17, 2002.

     10. Consideration received for each security.

           The right to borrow, replenish and reborrow up to $125 million until maturity.

     11. Application of proceeds of each security.

           The proceeds from the borrowings will be used to finance or refinance the purchase of nuclear fuel, fossil fuel and emission allowances.

     12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

            a. the provisions contained in the first sentence of Section 6(b)

            b. the provisions contained in the fourth sentence of Section 6(b)

            c. the provisions contained in any rule of the commission other than Rule 48 X

     13.    If the security or securities are exempt from the provisions of
            Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than five percentum of the principal amount and par value of the other securities of such company then outstanding.

           Not Applicable

     14.    If the security or securities are exempt from the provisions of
            Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

           Not Applicable

     15.    If the security or securities are exempt from the provisions of
            Section 6(a) because of any rule of the Commission other than Rule 48 designate the rule under which exemption is claimed.

           Rule 52


                             South Carolina Fuel Company, Inc.


                             By:      s/James E. Swan, IV
                                      -----------------------------------
                                      James E. Swan, IV
                                      Controller

Dated:    December 22,  2003